Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com

January 8, 2021

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Registration Statement
    Prudential Annuities Life Assurance Corporation Variable Account B
    Post-effective Amendment No. 19 to Registration Statement on Form N-4
SEC File Nos. 033-62793 and 811-05438

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff oral comments received on November 19, 2020 to Post-effective Amendment No. 19 to Registration Statement noted above. Please note that certain of the Staff’s comments referred to a “Bonus Credit.” Disclosure in the Registration Statement refers to a “Credit.” We believe these two terms are synonymous and continue to use the term “Credit” in the Registration Statement. Similarly, the Staff used the term “recapture” in its comments, while the Registration Statement uses the term “recover”. We have updated the disclosure in the Registration Statement to reflect the term “recapture.”

In addition, we have discovered that the Guaranteed Return Option PlusSM, filed as a supplement to the prospectus on October 13, 2003, was inadvertently excluded from our Post-effective Amendment No. 19 filed on October 5, 2020. We have added disclosure regarding the Guaranteed Return Option PlusSM throughout the prospectus including in all applicable tables.

The Staff’s comments and our proposed responses are as follows:

1.EDGAR Class Identifier
The EDGAR Class (Contract) Name for this contract does not match the name of the product in the prospectus. Please update the EDGAR Class (Contract) Name so that it exactly matches the product name.

Response: We have updated the EDGAR Class (Contract) Name to exactly match the product name.

Alberto H. Zapata, Esq.
January 8, 2021

2.Cover Page of Prospectus
a.Please add the Registrant’s name in accordance with Form N-4, Item 1(a)(1).

Response: The Registrant’s name has been added to the Cover Page of the prospectus.

b.Please describe all contract classes in the cover page and throughout the prospectus as necessary. There appears to be a separate class, a “designated class,” in the “Managing Your Account Value” section on page 18 of the prospectus.

Response: There are no separate contract classes offered. The reference to “designated class” refers to contract owners eligible for a different Credit rate, rather than to a share class.

c.In the second paragraph of the cover page, delete the third through fifth sentences. This disclosure is not required by Form N-4.

Response: We have deleted the third through fifth sentences.

d.At the bottom of the cover page, delete the disclosure regarding service marks and other proprietary Prudential marks.

Response: The disclosure regarding service marks and other proprietary Prudential marks has been deleted from the cover page of the prospectus.

e.Please add disclosure regarding the credit recapture to the cover page. In addition, discuss that charges for the contract may be higher than for a contract without a credit feature and that credits may be offset by the fees and charges for the contract. If subsequent purchase payments do not receive a credit, please explain.

Response: We have added additional disclosure regarding recapture of credits and the fee for the product potentially offsetting credits. Supplementally, we confirm that subsequent purchase payments are eligible for the Credit.

3.Glossary
Please include a description of the Credit in the Glossary of Terms.

Response: We have added the description of the term Credit to the Glossary of Terms.

4.Key Information (p. 5 & 6)
a.To the extent the product can have a negative Market Value Adjustment, include this in the Key Information table. In addition, to the extent that credits may need to be returned, include in the Key Information table.

Response: We have added disclosure regarding negative Market Value Adjustments to the Risks Associated with Investment Options in the Key Information Table. We have also added disclosure regarding Credit recapture to the Risk of Loss in the Key Information Table.

b.Please confirm that the figures presented in Ongoing Fees and Expenses include dollar-based administrative fees. In the asterisked footnote in this section, the word “asset” should be changed to “assets.” In the disclosure immediately following the footnote, the last sentence referring to substantial increase in costs needs to be more prominent. Consider un-bolding all but the last sentence in the disclosure immediately following the asterisked footnote.

Response: We confirm that the figures presented in Ongoing Fees and Expenses include dollar-based fees in the Base Contract amounts. The footnote to this section has been updated and the disclosure following the footnote has been updated so that only the last sentence is bolded to make it more prominent.

Alberto H. Zapata, Esq.
January 8, 2021

c.Please align Risks to the top of the cells, rather than the bottom, for ease of reading

Response: Formatting of the Key Information table has been changed for ease of reading.

d.Please remove the second sentence in Investment Professional Compensation under Conflicts of Interest.

Response: We have deleted the second sentence.

5.Overview of the Annuity (p. 7)
a.The registrant includes Appendix D Plus40 Optional Life Insurance Rider in the prospectus. Consider if this optional rider should be addressed in this section. In addition, consider if this optional rider should be reflected in the various fee tables and throughout the prospectus, as applicable.

Response: We have added disclosure regarding the Plus40 Optional Life Insurance Rider to the Overview of the Annuity section, the Optional Death Benefits section and throughout the prospectus as applicable. As noted in the second paragraph of this letter, we have also added disclosure throughout the prospectus regarding the Guaranteed Return Option Plus Benefit.

b.Please further develop for whom the contract is appropriate in this section.

Response: Disclosure regarding for whom the contract is appropriate has been added to the first paragraph in the Overview of the Annuity.

c.At the end of the third paragraph, please add further summary of which fixed investment options are available.

Response: We have added disclosure regarding the Fixed Allocation in the fourth paragraph.

d.At the end of the fourth paragraph, please make the last sentence regarding additional information about the Portfolios more prominent in accordance with Form N-4, Instruction 1 of Item 3(b)(1).

Response: The last sentence in the fourth paragraph has been bolded.

e.In the second to the last paragraph, registrant states that other product features allow access to Account Value as necessary, although a charge may apply. Please change “as necessary” to “at any time.”

Response: We have updated the disclosure.

6.Fee Table (p. 8 & 9)
a.Please add bonus Credit recapture disclosure to the extent appropriate in the expense tables.

Response: Credits are not recaptured except on death or medically-related surrender, therefore, we have not included additional disclosure regarding credit recapture in the Fee Table.

b.On page 9, the registrant is showing expense examples for each of three different death benefit combinations. In accordance with Form N-4, Instruction 18(b) of Item 4, the most expensive combination of Contract features must be shown first. If more than one death benefit can be elected at the same time, then that should be the most expensive combination.

Response: We have re-ordered the presentation of expense examples so that the most expensive combination is shown first.

Alberto H. Zapata, Esq.
January 8, 2021

7.Principal Risks of Investing in the Annuity (p. 10)
Please confirm that any principal risks associated with the optional features are being included (i.e., bonus credit recapture, the effect of withdrawals on benefits).

Response: We have added Credit Recapture and Effect of Withdrawals on Benefits and confirm that all principal risks are being included.

8.What Charges Apply to the Fixed Allocations? (p. 14)
In the last sentence of this paragraph the registrant states: “Please see the separate prospectus for Fixed Allocations with a Market Value Adjustment.” In the Glossary of Terms definition for MVA the registrant states: “Please see the separate prospectus covering the MVA Fixed Allocations. Please change the wording to be consistent with the Glossary of Terms.

Response: We have updated disclosure throughout the prospectus so that language is consistent with the Glossary of Terms.

9.Managing Your Account Value (p. 18-20)
a.Please disclose that the insurer expects to make a profit from bonus charges and identify the charges.

Response: We have added disclosure to “General Information about Credits” in the “Managing Your Account Value” section to indicate the insurer expects to make a profit even though there is no explicit charge for the Credits.

b.Please disclose that there may be circumstances in which the contract owner can be worse off even with the Credits and identify those circumstances.

Response: This product is not available without the Credits, therefore, there is not a situation in which the contract owner is “worse off.”

c.Please also disclose when the bonus recapture occurs.

Response: We have disclosed all cases in which the bonus recapture occurs.

d.Supplementally, disclose any exemptive relief.

Response: American Skandia, the original issuer of this product was granted exemptive relief with respect to the limited credit recapture. See Order Granting Exemptions; American Skandia Life Assurance Corporation, et al.No. 812-9790 Securities and Exchange Commission Release No. IC-21804, March 5, 1996.

e.Please disclose how the bonus credit is treated with withdrawals and whether the bonus credit is considered part of premium when calculating other benefits.

Response: We have added disclosure to indicate that Credits are treated as a Purchase Payment.

f.Please disclose that the bonus credit amounts are not included in the basis of the contract for income tax purposes.

Response: We have clarified that Credits are not considered as part of the basis for income tax purposes.

g.If the bonus credit is reflected in standardized and non-standardized performance, please include this disclosure.

Response: Disclosure has been added to indicate that Credits are included in any contract level standardized and non-standardized performance calculations.

Alberto H. Zapata, Esq.
January 8, 2021

h.If offering the bonus credit to existing contract owners in exchange for imposing a new CDSC period, please confirm that the insurer has met the requirements of the Hartford Exchange Offering Application from 1999.

Response: This Product does not offer a credit for the imposition of a new CDSC period.

i.Please change the term “pro-rata” to plain English. This applies to all occurrences of the term “pro-rata” throughout the prospectus.

Response: We have changed all occurrences of “pro-rata” throughout the prospectus.

10.May I Authorize my Investment Professional to Manage My Account? (p. 23)
Please consider if the first sentence of the third paragraph should be mentioned in the Key Information table under restrictions.

Response: We have added disclosure that we may impose limitations on an investment professional's or investment advisor’s ability to request financial transactions to Restrictions in the Key Information table.

11.Benefits Available Under the Annuity (p.28)
a.Please bold the sentence immediately above the table in accordance with Form N-4, Item 10(a).

Response: The sentence above the Benefits Available Under the Annuity table has been bolded.

b.The Maximum Fee column in the table should only reflect the maximum fee of each option; it should not include the insurance charge. Please amend the percentages in the table to reflect Maximum Fee of each benefit.

Response: Percentages shown in the Maximum Fee column reflect the maximum fee of each benefit and do not include the insurance charge.

c.In accordance with Form N-4, Instruction 1(c) of Item 10: “The Registrant should include appropriate titles, headings, or any other information to promote clarity and facilitate understanding of the table(s) presented in response to paragraph (a) of this Item. For example, if certain optional benefits are only available to certain investors (e.g., investors who invested during specific time periods), the table could include footnotes or headings to identify which optional benefits are affected and to whom those optional benefits are available.”, please include disclosure regarding the Plus40 Optional Life Insurance Rider, currently included only in Appendix D, in the table. Registrant may include an explanation that it is not post-issue electable.

Response: We have included the Plus40 Optional Insurance Rider and have also added footnotes to indicate which options are no longer available for post-issue election.

d.In the Purpose column for the Performance Advantage benefit, please provide further specifics about what “certain benefits” are.

Response: We have changed the disclosure for the Performance Advantage benefit to clarify the Purpose.

e.Please include parentheticals providing information about what the stated percentage in the Maximum Fee column refer to (e.g., percentage of Contract value, percentage of benefit base, etc.) in accordance with Form N-4, Instruction 5 of Item 10.

Response: We have added parentheticals to explain the basis of each percentage.

Alberto H. Zapata, Esq.
January 8, 2021

12.Guaranteed Return Option – Reallocation Trigger (p. 29)
Please include disclosure regarding the reallocation trigger amount and/or formula in the second paragraph on page 29 of the prospectus.

Response: We have added bold text referring owners to Appendix F for this information. We believe that this adequately discloses the relevant information in a manner that is accessible to contract owners, without having excessive detail in the general discussion of the benefit.

13.Death Benefit (p. 30)
In the first paragraph under the heading Basic Death Benefit, please remove all references to other optional death benefits.

Response: All references to other optional death benefits have been removed.

14.What is the “Target Value” and How is it Calculated? (p. 36)
Under the “Examples” please include disclosure clarifying what the contract owner gets out of the benefit in each example.

Response: Disclosure has been added to the Examples explaining what the owner gets from the benefit in each example.

15.Appendix A – Portfolios Available Under the Annuity
a.Please include an email address for contract owners to request Portfolio prospectuses and additional information regarding the Portfolios in the first paragraph of Appendix A in accordance with Form N-4, Item 17.

Response: An email address has been added to the Appendix A introductory paragraph.

b.If any of the Portfolios are only available with certain benefits, please add the additional disclosure required under Form N-4, Instruction 1(f) of Item 17.

Response: A chart has been added to disclose the Portfolios that are not available with certain benefits.

16.Back Cover Page
Please include the EDGAR contract identifier for the Contract on the bottom of the back cover page in 8 point type font.

Response: The EDGAR contract identifier has been added to the back cover page of the prospectus.

If you have any questions, please call me at (203) 402-1624.

Very truly yours,

/s/Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel